UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2024 (December 12, 2024)

Mars Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41619	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Americas Tower, 1177 Avenue of The Americas, Suite 5100 New York, NY	10036
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (866) 667-6277

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, par value $0.000125, and one right entitling the holder to receive 2/10 of an ordinary share	MARXU	The Nasdaq Stock Market LLC
Ordinary Shares, $0.000125 par value	MARX	The Nasdaq Stock Market LLC
Rights to receive two-tenths (2/10) of one ordinary share	MARXR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

As previously announced in the Current Report on Form 8-K by Mars Acquisition Corp. (“Mars”) on September 8, 2023, on September 5, 2023, Mars, a Cayman Island exempted company, entered into a Business Combination Agreement ( “Business Combination Agreement”) with ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (“ScanTech” or the “Company”), and Dolan Falconer in the capacity as the representative from and after the Effective Time for the Company Holder Participants as of immediately prior to the Effective (the “Seller Representative”). The transactions contemplated by the Business Combination Agreement are hereinafter referred to collectively as the “Business Combination.” Any capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement, as amended from time to time.

On December 12, 2024, Mars held an Extraordinary General Meeting in connection with the Business Combination. The Business Combination and each of the proposals presented at the Extraordinary General Meeting are described in the definitive proxy statement filed by Mars with the Securities and Exchange Commission (“SEC”) on November 14, 2024, as amended on December 9, 2024 (File No. 001-41619), and in the definitive proxy statement/prospectus/consent solicitation included in the Registration Statement on Form S-4 (File No. 333-280595), which was filed publicly by Pubco with the SEC in connection with the Business Combination and declared effective by the SEC on November 6, 2024.

Holders of 3,628,174 ordinary shares of Mars were present in person or by proxy at the meeting. This represented approximately 81.10% of the voting power of Mars’ 4,473,321 ordinary shares as of October 24, 2024, the record date for the Extraordinary General Meeting, thereby constituting a quorum for the transaction of business. Since there were sufficient votes to approve the proposals presented at the Extraordinary General Meeting, the Adjournment Proposal was not presented to shareholders.

The voting results for the proposals were as follows:

Proposal 1: The Business Combination Proposal

For	Against	Abstain
3,525,376	102,798	0

Proposal 2A: The Advisory Charter Proposal – Authorized Shares

For	Against	Abstain
3,525,176	102,998	0

Proposal 2B: The Advisory Charter Proposal – Forum Selection

For	Against	Abstain
3,525,376	102,798	0

Proposal 3: The Equity Incentive Plan Proposal

For	Against	Abstain
3,427,589	200,585	0

Proposal 4: The Nasdaq Proposal

For	Against	Abstain
3,525,376	102,798	0

Proposal 5: The Adjornment Proposal

For	Against	Abstain
3,525,376	102,798	0

Item 8.01. Other Events

In connection with the Extraordinary General Meeting, holders of 1,636,626 ordinary shares submitted their requests for redemption.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2024	Mars Acquisition Corp.

	By:	/s/ Karl Brenza
	Name:	Karl Brenza
	Title:	Chief Executive Officer